

April 7, 2015

Via E-mail
Harry J. Fleming
President
Nobilis Health Corp.
4120 Southwest Freeway, Suite 150
Houston, Texas 77027

>   **Re: Nobilis Health Corp.**
>   **Amendment No. 4 to Registration Statement on Form 10-12G**
>   **Filed February 25, 2015**
>   **Form 8-K Dated September 30, 2014**
>   **Filed March 20, 2015, Amended March 23, 2015 and March 30, 2015**
>   **File No. 000-55274**

Dear Mr. Fleming:

We have reviewed your amended Forms 8-K dated September 30, 2014 and February 19, 2015 filed on March 30, 2015 and your March 30, 2015 letter in response to our March 24, 2015 letter and have the following comment. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

Form 8-K/A dated September 30, 2014 filed March 30, 2015
Unaudited Pro Forma Annual Consolidated Statement of Operations
Year Ended December 31, 2013,

1. Please tell us why the adjustment for non-controlling interest related to First Surgical Partners, Inc. is $30,000 herein but is $2,265,000 in the pro forma annual consolidated statement of operations for the year ended December 31, 2013 in the Form 8-K/A dated February 19, 2015 filed March 30, 2015.

You may contact Keira Nakada at (202) 551-3659 or Jim Rosenberg at (202) 551-3679 if you have questions regarding the comment. Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jim B. Rosenberg for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
William Mcdonald, Esq.
Macdonald Tuskey